Exhibit 99.1
BAIDU, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
S
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of
		December 31,	June 30,	June 30,
	Notes	2019	2020	2020
		RMB	RMB	US$
			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		33,443	20,349	2,880
Restricted cash		996	1,528	216
Short-term investments	4	112,924	132,174	18,708
Accounts receivable, net of allowance of RMB928 and RMB1,319 (US$187) as of December 31, 2019 and June 30, 2020, respectively	2	7,416	6,706	949
Amounts due from related parties	19	1,594	1,637	232
Other current assets, net		9,189	9,654	1,366

Total current assets		165,562	172,048	24,351

Non-current assets:
Fixed assets, net	9	18,311	16,894	2,391
Licensed copyrights, net	5	6,287	5,743	813
Intangible assets, net		1,600	1,633	231
Goodwill		18,250	18,767	2,656
Long-term investments, net	4	69,410	68,625	9,713
Amounts due from related parties	19	3,564	3,585	507
Deferred tax assets, net		2,193	1,399	198
Operating lease right-of-use assets	13	7,332	7,352	1,041
Other non-current assets		8,807	8,422	1,193

Total non-current assets		135,754	132,420	18,743

Total assets		301,316	304,468	43,094

LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB24,692 and RMB24,976 (US$3,535) as of December 31, 2019 and June 30 , 2020, respectively)	1
Short-term loans	10	2,618	3,619	512
Accounts payable and accrued liabilities		32,701	31,986	4,527
Customer deposits and deferred revenue		11,062	11,601	1,642
Deferred income		529	507	72
Long-term loans, current portion	10	737	7,506	1,062
Notes payable, current portion	11	5,219	—	—
Amounts due to related parties	19	2,231	2,850	403
Operating lease liabilities	13	2,283	2,379	337

Total current liabilities		57,380	60,448	8,555

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB6,295 and RMB6,150 (US$870) as of December 31, 2019 and June 30 , 2020, respectively):	1
Deferred income		17	44	6
Deferred revenue		1,009	756	107
Amounts due to related parties	19	3,846	3,853	545
Long-term loans	10	7,804	887	126
Notes payable	11	38,090	45,681	6,466
Convertible senior notes	12	12,297	12,694	1,797
Deferred tax liabilities		3,273	3,511	497
Operating lease liabilities	13	4,486	4,404	623
Other non-current liabilities		299	394	57

Total non-current liabilities		71,121	72,224	10,224

Total liabilities		128,501	132,672	18,779

BAIDU, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
S
 (CONTINUED)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of
		December 31,	June 30,	June 30,
	Notes	2019	2020	2020
		RMB	RMB	US$
			(Unaudited)	(Unaudited)
Redeemable noncontrolling interests	6	1,109	1,173	166
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,381,621 shares and 26,956,310 shares issued and outstanding as at December 31, 2019 and June 30, 2020, respectively	6	—	—	—
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,201,254 shares and 7,151,254 shares issued and outstanding as at December 31, 2019 and June 30, 2020, respectively	6	—	—	—
Additional paid-in capital	6	38,714	41,751	5,909
Retained earnings	6	126,268	124,398	17,607
Accumulated other comprehensive loss	6	(1,383)	(1,640)	(232)

Total Baidu, Inc. shareholders’ equity		163,599	164,509	23,284
Noncontrolling interests	6	8,107	6,114	865

Total equity		171,706	170,623	24,149

Total liabilities, redeemable noncontrolling interests and equity		301,316	304,468	43,094

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BAIDU, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

		Six months ended June 30
	Notes	2019	2020	2020
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Online marketing services		36,894	31,931	4,520
Others		13,555	16,648	2,355

Total revenues	2	50,449	48,579	6,875

Operating costs and expenses:
Cost of revenues		30,955	27,821	3,938
Selling, general and administrative		11,297	8,269	1,170
Research and development		8,900	9,282	1,313

Total operating costs and expenses		51,152	45,372	6,421

Operating (loss) profit		(703)	3,207	454

Other income (loss):
Interest income		2,277	2,753	390
Interest expense		(1,498)	(1,571)	(222)
Foreign exchange loss, net		(97)	(43)	(6)
Loss from equity method investments	4	(431)	(1,551)	(220)
Others, net		1,887	(265)	(37)

Total other income (loss), net		2,138	(677)	(95)

Income before income taxes		1,435	2,530	359
Income taxes	14	710	1,420	201

Net income		725	1,110	158

Less: net loss attributable to noncontrolling interests		(1,360)	(2,510)	(355)

Net income attributable to Baidu, Inc.		2,085	3,620	513

Earnings per share for Class A and Class B ordinary shares :	18
Basic		58.60	103.66	14.67
Diluted		57.22	103.20	14.61
Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):	18
Basic		5.86	10.37	1.47
Diluted		5.72	10.32	1.46
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic		34,981,800	34,477,710	34,477,710
Diluted		35,055,695	34,631,780	34,631,780
Other comprehensive income (loss):	16
Foreign currency translation adjustments		(192)	(11)	(2)
Unrealized gains (losses) on available-for-sale investments, net of reclassification		201	(162)	(23)

Other comprehensive income (loss), net of tax		9	(173)	(25)

Comprehensive income		734	937	133

Less: comprehensive loss attributable to noncontrolling interests and redeemable noncontrolling interests		(1,377)	(2,426)	(343)

Comprehensive income attributable to Baidu, Inc.		2,111	3,363	476

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BAIDU, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	Six months ended June 30
	2019	2020	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	725	1,110	158
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and computer parts	2,769	2,826	400
Amortization of intangible assets	327	293	41
Deferred income tax, net	579	683	97
Share-based compensation	2,832	3,336	473
Provision for doubtful accounts	159	396	56
Investment and interest income	(2,284)	(2,681)	(379)
Amortization and impairment of licensed copyrights	5,657	6,770	958
Amortization and impairment of produced content	1,618	2,194	311
Impairment of other assets	653	2,874	407
Loss from equity method investments	431	1,551	220
Barter transaction revenue	(177)	(939)	(133)
Other non-cash expenses	152	341	46
Other operating activities	(50)	(12)	(2)
Changes in operating assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable	(1,013)	482	68
Amounts due from related parties	(614)	(240)	(34)
Licensed copyrights , net	—	(5,559)	(787)
Produced content	(2,365)	(2,253)	(319)
Other assets	(1,301)	(156)	(22)
Customer deposits and deferred revenue	249	157	22
Accounts payable and accrued liabilities	378	(1,056)	(149)
Deferred income	(39)	5	1
Amounts due to related parties	(60)	264	37

Net cash generated from operating activities	8,626	10,386	1,470

Cash flows from investing activities:
Acquisition of fixed assets	(4,332)	(1,399)	(198)
Acquisition of businesses, net of cash acquired	(506)	(693)	(98)
Acquisition of licensed copyrights	(5,702)	—	—
Acquisition of intangible assets excluding licensed copyrights	(152)	(150)	(21)
Purchases of held-to-maturity investments	(49,388)	(64,990)	(9,199)
Maturities of held-to-maturity investments	21,722	48,454	6,858
Purchases of available-for-sale investments	(75,776)	(91,611)	(12,967)
Sales and maturities of available-for-sale investments	101,244	89,912	12,726
Purchases of other long-term investments	(2,383)	(2,024)	(286)
Proceeds from disposal of long-term investments	421	2,034	288
Disposal of subsidiary’s shares	(322)	(49)	(7)
Repayment of loans provided to related parties	—	100	14
Other investing activities	(23)	12	2
Net cash used in investing activities	(15,197)	(20,404)	(2,888)

BAIDU, INC.
UNAUDITED INTERIM CONDENSED

CONSOLIDATED
STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in millions of Renminbi (“RMB”), and in millions of U.S. Dollars (“US$”))

	Six months ended June 30
	2019	2020	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from financing activities:
Proceeds from short-term loans	1,291	2,175	308
Repayment s of short-term loans	(321)	(1,178)	(167)
Repayments of long-term loans	(5)	(296)	(42)
Proceeds from issuance of long-term notes, net of issuance costs	(10)	7,004	991
Repayment of long-term notes	(6,821)	(5,378)	(761)
Proceeds from issuance of convertible notes, net of issuance costs	7,910	—	—
Purchase of capped call	(567)	—	—
Proceeds from issuance of subsidiaries’ shares	225	108	15
Repurchase of ordinary shares	(1,999)	(5,133)	(727)
Proceeds from exercise of share options	10	2	—
Other financing activities	(83)	(67)	(9)

Net cash used in financing activities	(370)	(2,763)	(392)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	53	219	31

Net decrease in cash, cash equivalents and restricted cash	(6,888)	(12,562)	(1,779)

Cash, cash equivalents and restricted cash at beginning of the period	29,827	34,439	4,875

Cash, cash equivalents and restricted cash at end of the period	22,939	21,877	3,096

Supplemental disclosure:
Acquisition of fixed assets included in accounts payable and accrued liabilities	1,302	925	131
Acquisition of licensed copyrights included in accounts payable and accrued liabilities	5,551	4,739	671
Acquisition of licensed copyrights from nonmonetary content exchanges	455	661	94
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

1. ORGANIZATION
,

CONSOLIDATION
 AND PRESENTATION
 OF
FINANCIAL STATEMENTS
The unaudited interim condensed consolidated financial statements include the accounts of Baidu, Inc. (“Baidu” or the “Company”), its subsidiaries, variable interest entities (“VIEs”) and the subsidiaries of the VIEs. The Company, its subsidiaries, VIEs and subsidiaries of the VIEs are hereinafter collectively referred to as the “Group.”
As of June 30, 2020, the Company has subsidiaries incorporated in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, Japan, Cayman Islands and British Virgin Islands (“BVI”). As of June 30, 2020, the Company also effectively controls a number of VIEs through the Primary Beneficiaries, as defined below. The VIEs include:

•	Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”), controlled by the Company;

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”), controlled by the Company;

•	Beijing iQIYI Science & Technology Co., Ltd. (“Beijing iQIYI”), and other VIEs controlled by iQIYI, Inc. (“iQIYI VIEs”); and

•	Other VIEs controlled by the Company or the Company’s subsidiaries.
The Group offers online marketing services, operates AI-powered new business initiatives, and operates an online video platform offering membership services of its content library and online marketing services. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations on its own, but conducts its primary business operations through its subsidiaries and VIEs in the PRC.
PRC laws and regulations prohibit or restrict foreign ownership of internet content, advertising, audio and video services, and mobile application distribution businesses, etc. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides services subject to such restriction in the PRC through the VIEs, the PRC legal entities that were established or whose equity shares were held by the individuals authorized by the Group. The paid-in
capital of the VIEs was mainly funded by the Company or its subsidiaries through loans extended to the authorized individuals who were the shareholders of the VIEs. The Company or its subsidiaries has entered into proxy agreements or powers of attorney and exclusive equity purchase option agreement with the VIEs and nominee shareholders of the VIEs through the Company or its subsidiaries (“Primary Beneficiaries”), which give the Primary Beneficiaries the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries in the PRC, which obligate the Primary Beneficiaries to absorb losses or receive economic benefits of the VIEs’ that could potentially be significant to the VIEs or entitle the Primary Beneficiaries to receive economic benefits from the VIEs that could potentially be significant to the VIEs. In addition, the Group has entered into certain agreements with the shareholders of the VIEs through the Primary Beneficiaries or their wholly-owned subsidiaries, including loan agreements for the paid-in
capital of the VIEs and equity pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.
Despite the lack of legal majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiaries and the VIEs through the aforementioned agreements with the shareholders of the VIEs. The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. In addition, through the other exclusive agreements, which consist of operating agreements, technology consulting and services agreements and license agreements, the Primary Beneficiaries, by themselves or their wholly-owned subsidiaries in the PRC, demonstrate their ability and intention to continue to exercise the ability to absorb losses or receive economic benefits that could potentially be significant to the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) Topic 810,
Consolidation
.
Unrecognized revenue-producing assets held by the VIEs include certain internet content provisions and other licenses, domain names and trademarks. The internet content provisions and other licenses, which are held by the VIEs that provide the relevant services, are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company’s operations.
In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the performance of the VIEs and their shareholders is in compliance with the articles of association and business licenses of the VIEs.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of any existing and/or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to breach the existing terms of the aforementioned agreements.
In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.
The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries included in the consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group.

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
	(In millions)
		(unaudited)
Assets
Cash and cash equivalents	2,313	1,572	223
Short-term investments	1,892	4,419	625
Accounts receivable, net	5,023	5,899	835
Others	5,750	6,067	859

Total current assets	14,978	17,957	2,542

Fixed assets, net	3,839	3,775	534
Intangible assets, net	1,404	1,423	201
Licensed copyrights, net	1,641	1,193	169
Long-term investments, net	21,825	19,859	2,811
Operating lease right-of-use assets	6,525	6,309	893
Others	12,325	11,477	1,624

Total non-current assets	47,559	44,036	6,232

Total	62,537	61,993	8,774

Liabilities
Accounts payable and accrued liabilities	15,774	15,941	2,256
Customer deposits and deferred revenue	4,841	5,531	783
Operating lease liabilities	2,110	2,088	296
Others	1,967	1,416	200

Total current third-party liabilities	24,692	24,976	3,535

Operating lease liabilities	4,227	4,036	571
Others	2,068	2,114	299

Total non-current third-party liabilities	6,295	6,150	870

Amounts due to the Company and its non-VIE subsidiaries, net	17,121	16,013	2,266

Total	48,108	47,139	6,671

	For the six months ended
	June 30, 2019	June 30, 2020
	RMB	RMB	US$
	(In millions)
	(unaudited)
Total revenues	27,547	27,272	3,860
Net income (loss)	451	(358)	(51)
Net cash (used in) provided by operating activities	(229)	3,255	461
Net cash used in investing activities	(3,897)	(3,471)	(491)
Net cash provided by (used in) financing activities	3,529	(517)	(73)
As of June 30, 2020, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs, other than equity pledge agreements with respect to the VIEs contractual arrangements as disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019 and collateralization of a VIE’s office building or restricted cash as described in Note
10
. The amount of the net assets of the VIEs was RMB14.9 billion (US$2.1 billion) as of June 30, 2020. The creditors of the VIEs’ third-party liabilities did not have recourse to the general credit of the Company in the normal course of business. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the periods
presented.
Basis of Presentation
The unaudited interim condensed consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and with the instructions to Regulation
S-X
Rule
10-01.
Unaudited Interim Condensed Consolidated Financial Statements
In the opinion of management, the unaudited interim condensed consolidated financial statements, which are comprised of the condensed consolidated balance sheet as of June 30, 2020, the condensed consolidated statements of comprehensive income and the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2019 and 2020, reflect all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of June 30, 2020, and the Company’s consolidated results of operations and consolidated cash flows for the six-month periods ended June 30, 2019 and 2020. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period or for any future period. The consolidated balance sheet data as of December 31, 2019 was derived from the Company’s audited financial statements, but does not include all disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.
Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the standalone selling prices of performance obligations and amounts of variable considerations of revenue contracts, the allowance for credit losses of accounts receivable, contract assets and debt securities, fair values of certain debt and equity investments, future viewership patterns and useful lives of licensed copyrights and produced content, future revenues generated by the broadcasting and sublicensing rights of content assets (licensed and produced), ultimate revenue of produced content predominantly monetized on its own, fair values of licensed copyrights and produced contents monetized as a film group or individually, fair value of nonmonetary content exchanges, impairment of long-lived assets, long-term investments and goodwill, the purchase price allocation and fair value of noncontrolling interests and redeemable noncontrolling interests with respect to business combinations, deferred tax valuation allowance and the valuation and recognition of share-based compensation arrangements among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Currency Translation for Financial Statements Presentation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB7.0651 per US$1.00 on June 30, 2020, the last business day in the second quarter of 2020, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following accounting policies do not include all of the significant accounting policies of the Company, which were included in, and should be read in conjunction with, the audited consolidated financial statements as of and for the year ended December 31, 2019.
Recently adopted accounting pronouncements
Adoption of ASU
2016-13
In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU
No. 2016-13,
Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
(“ASU
2016-13”)
which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU
2016-13
replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The Company adopted ASC 326
Credit Losses
(“ASC 326”) on January 1, 2020, using a modified retrospective transition method, which resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on January 1, 2020 by RMB314 million
,
including the allowance for credit losses for account receivable, contract assets and debt securities.
The Company maintains an allowance for credit losses for accounts receivable and contract assets, which is recorded as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as selling
,
 general and administrative in the condensed consolidated statements of comprehensive income. The Company assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, driven primarily by the nature of businesses, and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect f ro
m customers.
The allowance for credit losses on accounts receivable and contract assets was RMB935 million and RMB1,353 million (US$191 million) as of December 31, 2019 and June 30, 2020, respectively. The provision for credit losses of accounts receivable and contract assets and write-offs charged against the allowance were RMB313 million (US$44 million) and RMB27 million (US$4 million), respectively, for the six months ended June 30, 2020.
For debt securities, the allowance for credit losses reflects the Company’s estimated expected losses over the contractual lives of the debt securities and is recorded as a charge to “Others, net” in the condensed consolidated statements of comprehensive income. Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.
Adoption of ASU 2017-04
In January 2017, the FASB issued ASU
2017-04,
Simplifying the Test for Goodwill Impairment
, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The Company adopted this guidance on a prospective basis on January 1, 2020 with no material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

Adoption of ASU
2019-02
In March 2019, the FASB issued ASU
2019-02,
Improvements to Accounting for Costs of Films and License Agreements for Program Materials
(“ASU
2019-02”),
which includes the following major changes from previous legacy GAAP that are applicable to the Company.

•	The content distinction for capitalization of production costs of an episodic television series and production costs of films is removed;

•
Entities are required to test films and license agreements for program material for impairment at a film group level when the film or license agreements are predominantly monetized with other films and license agreements;

•	Entities shall assess estimates of the use of a film in a film group and account for such changes prospectively;

•	Cash outflows for the costs incurred to obtain rights for both produced and licensed content are required to be reported as operating cash outflows in the statement of cash flows
The Company adopted ASU
2019-02
on January 1, 2020, using a prospective transition method. For the six months ended June 30, 2020, cash outflows for the costs incurred to acquired licensed content copyrights are reported as operating cash outflows in the Company’s condensed consolidated statement of cash flows whereas they were reported as investing cash outflows prior to the adoption of ASU
2019-02.
There was no material impact to the condensed consolidated balance sheet or condensed consolidated statement of comprehensive income.
Revenue Recognition
Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Value added taxes are presented net against revenues.
The following table presents the Company’s revenues disaggregated by revenue source:

	For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
	(In millions)
	(unaudited)
Online marketing	36,894	31,931	4,520

iQIYI membership service	6,844	8,673	1,228
iQIYI content distribution	986	1,463	207
Others	5,725	6,512	920

Other revenue	13,555	16,648	2,355

Total revenue	50,449	48,579	6,875

The Company’s revenue recognition policies are as follows:
Performance-based online marketing services
Cost-per-click
(“CPC”)
The Company’s auction-based P4P platform enables customers to bid for priority placement of paid sponsored links and reach users who search for information related to their products or services. P4P online marketing customers can choose from search-based and feed-based online marketing services, and select criteria for their inventory purchase, such as daily spending limit and user profile targeted, including, but not limited to, users from specific regions in China and users online during specific time period. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when a user clicks on one of the customer-sponsored links or feed-based marketing.
Other performance-based online marketing services
To the extent the Company provides online marketing services based on performance criteria other than cost-per-click,
such as the number of downloads (and user registration) of mobile apps and the pre-determined
ratios of completed transaction volumes, revenue is recognized when the specified performance criteria are met along with the satisfaction of other applicable revenue recognition criteria.
Online display advertising services
The Company provides online display advertising services to its customers by integrating text description, image and/or video, and displaying the advertisement in the search result, in Baidu Feed or on other properties. The Company recognizes revenue on a pro-rata
basis over the contractual term for cost per time advertising arrangements, commencing on the start date of the display advertisement, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.
Baidu Union online marketing services
Baidu Union is a program through which the Company expands distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ online properties. The Company acquires traffic from Baidu Union partners and is responsible for service fulfillment, pricing and bearing inventory risks. As principal, the Company recognizes revenue on a gross basis, based on customer billing. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “cost of revenues” in the condensed consolidated statements of comprehensive income.
Online marketing services customers are required to pay a deposit before using our services. Once their account balance falls below a designated amount, they will receive an automated notice from the Company to replenish their accounts. Customer deposit is deducted when a user clicks on the customer’s link in the search result or when other performance criteria other than CPC have been satisfied. The Company offers payment terms generally within 3 months to certain customers based on their credit history with the Company and other credit factors. The Company may also offer payment terms to certain agencies, as is common in the industry.
Collection
Certain customers of online marketing services are required to pay a deposit before using our services and are sent automated reminders to replenish their accounts when the balance falls below a designated amount. The deposits received are recorded as customer deposits and deferred revenue on the condensed consolidated balance sheets. The amounts due to the Company are deducted from the deposited amounts when users click on the paid sponsored links in the search results or other performance criteria have been satisfied. In addition, the Company offers payment terms to some of our customers based on their historical marketing placements and credibility. The Company also offers longer payment terms to certain online payment agencies, consistent with industry practice.

Payment terms and conditions vary by customer and are based on the billing schedule established in our contracts or purchase orders with customers, but we generally provide credit terms to customers within one year; therefore, we have determined that our contracts do not include a significant financing component.
Sales incentives
The Company provides sales incentives to agents that entitle them to receive price reduction
s
on the online marketing services by meeting certain cumulative consumption requirements. The Company accounts for these incentives granted to customers as variable consideration and net them against revenue. The amount of variable consideration is measured based on the most likely amount of incentives to be provided to customers.
Membership services
The Company offers membership services that allow subscribers access to a library of premium content or personal cloud service
s
, in exchange for
non-refundable
upfront membership fees. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as deferred revenue and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from on-demand
content purchases and the sale of right to other services, such as other memberships, which the Company acquires and controls before they are transferred to customers.
Content distribution
The Company generates revenues from
sub-licensing
content licensed from vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements the Company enters into with the vendors have a specified license period and provides the Company the rights to sub-license
these contents to other parties. The Company enters into a
non-exclusive
sub-license
agreement with a
sub-licensee
for a period that falls within the original exclusive license period. For cash sub-licensing
transactions, the Company is entitled to receive the
sub-license
fee under the
sub-licensing
arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee
(which is provided at or before the beginning of the
sub-license
period). The
sub-licensing
of content represents a license of functional intellectual property that grants a right to use the Company’s licensed copyrights, and is recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.
The Company also enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. The Company accounts for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenues are recognized in accordance with the same revenue recognition criteria above. The Company estimates the fair value of the licensed copyrights received using a market approach
based on various factors, including the purchase price of similar non-exclusive
and/or exclusive contents, broadcasting schedule, cast and crew, theme and box office. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, calculated based on its estimated usage pattern.
The Company recognized barter sublicensing revenues of RMB177 million and RMB939 million (US$133 million) and related costs of RMB174 million and RMB706 million (US$100 million) for the six-month
periods ended June 30, 2019 and 2020, respectively.
Cloud services
The Company provides cloud services, which include computing, database, storage and other services and allow customers to use hosted software over the contract period without taking possession of the software, generally on either a subscription or consumption basis. Revenue related to cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer utilization of such resources.

Sales of hardware
The Company sells hardware products via distributors or directly to end customers. Revenue from the sales of hardware is recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by the customers. Revenue is recorded net of sales incentives and return allowance.
Other revenue recognition related policies
For arrangements that include multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and displayed at different times, the Company would evaluate all of the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers on a standalone basis or estimate
s
it using an expected cost plus margin approach. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.
Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services
,
customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, the Company recognizes a contract asset or a contract liability on the condensed
consolidated balance sheet
s
, depending on the relationship between the entity’s performance and the customer’s payment.
Contract liabilities were mainly related to fees for membership services to be provided over the membership period, which were presented as “Customer deposits and deferred revenue” on the condensed consolidated balance sheets.

Balances of contract liabilities were RMB
5.3
billion and RMB
5.5
billion (US$
785
million) as of December
31
,
2019
and June
30
,
2020
, respectively. Revenue recognized for the
six-months
ended
June 30, 2020
that was included in contract liabilities as of January
1
,
2020
was RMB
3.1
 billion (US$
435
million).
Contract assets represent unbilled amounts related to the Company’s rights to consideration for advertising services delivered and are included in “Other current assets, net” on the condensed
consolidated balance sheets. As of December 31, 2019 and June 30, 2020, contract assets were RMB1.9 billion and RMB1.5 billion (US$215 million), net of an allowance for credit losses of RMB7 million and RMB34 million (US$5 million), respectively.
The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

Investments
Short-term investments
All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.
The Company accounts for short-term debt investments in accordance with ASC Topic 320,
Investments – Debt Securities
(“ASC 320”). The Company classifies the short-term investments in debt as
“held-to-maturity,”
“trading” or
“available-for-sale,”
whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.
Securities that the Comp
a
ny has
 the
positive intent and ability to hold to maturity are classified as held-to-maturity
securities and stated at amortized cost.
Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.
Debt investments not classified as trading or as
held-to-maturity
are classified as
available-for-sale
debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive loss”.
The allowance for credit losses of the debt securities is charged to “Others, net”, not to exceed the amount of the unrealized loss. Any excess unrealized loss greater than the credit loss at a security level is recognized in other comprehensive income, net of applicable taxes.
Long-term investments
The Company’s long-term investments consist of equity investments with readily determinable fair value, equity method investments, equity investments without readily determinable fair value, other investments accounted for at fair value, held-to-maturity
debt investments and
available-for-sale
debt investments.
Pursuant to ASC Topic 321,
Investments–Equity Securities (“ASC 321”)
, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820,
Fair Value Measurements and Disclosures
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine whether (i) observable price changes in orderly transactions are for instruments that are considered similar, and (ii) appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings.
For equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, I nvestments-Equity Method and Joint Ventures
(“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The Company subsequently adjusts the carrying amount of its investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings. The Company will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When the Company has other investments in its equity-method investee and is not required to advance additional funds to that investee, the Company would continue to report its share of equity method losses in its condensed consolidated statements
of comprehensive income after its equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of the Company’s other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. The Company adopted a one-quarter
lag in reporting for its share of equity income/ (loss) in all of its equity method investees.
The Company evaluates the equity method investments
f
or impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether an investment has been other-than-temporarily-impaired, includes, but not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and near-term prospect of the investee, and the Company’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary and is allocated to the individual net assets underlying equity method investments in the following order: 1) reduce any equity method goodwill to zero; 2) reduce the individual basis differences related to the investee’s long-lived assets pro rata based on their amounts relative to the overall basis difference at the impairment date and 3) reduce the individual basis difference of the investee’s remaining assets in a systematic and rational manner.
In accordance with ASC
946-320
Financial Services—Investment Companies, Investments—Debt and Equity Securities
, the Company accounts for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair value of these investments are re-measured
periodically in accordance with ASC 820.
Investments that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity
investments and stated at amortized cost. The Company determines realized gains or losses on sale of held-to-maturity
securities on a specific identification method and records such gains or losses as interest income.
Available-for-sale
debt investments are convertible debt instruments issued by private companies and investment in preferred shares that is redeemable at the Company’s option, which are measured at fair value. Interest income is recognized in earnings.
The allowance for credit losses of the debt securities is charged to “Others, net”, not to exceed the amount of the unrealized loss. Any excess unrealized loss greater than the credit loss at a security level is recognized in other comprehensive income, net of applicable taxes. When the Company intends to sell an impaired available-for-sale debt security or it is more likely than not that it will be required to sell such security before recovering its amortized cost basis, the available-for-sale debt security’s amortized cost basis is written down to its fair value at the reporting date.

Produced content, net
The Company produces original content
in-house
and collaborates with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content includes direct production costs, production overhead and acquisition costs. Production costs for original content that are predominantly monetized in a film group are capitalized and reported separately as non-current
assets with caption of “Other non-current assets” on the condensed consolidated balance sheets. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”); otherwise, they are expensed as cost of revenues. Ultimate revenue estimate
s
include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if the Company has demonstrated a history of earning such revenue. The Company estimates ultimate revenue to be earned during the economic useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred. As of December 31, 2019 and June 30, 2020,

“Produced content, net”

was RMB
4.4
billion and RMB
4.4
billion (US$
625
million), respectively.
For produced content that is predominantly monetized in a film group, the Company amortizes film costs using an accelerated method based on historical and estimated viewing patterns of its produced contents. For produced content that is monetized on its own, the Company amortizes film costs using an accelerated method based on historical and estimated usage patterns of similar produced contents, which represents the Company’s best estimate of usage. Based on the estimated patterns, the Company amortizes produced content within three years, beginning with the month of first availability and such costs as included in “Cost of revenues” in the condensed consolidated statement of comprehensive income
.
Licensed copyrights, net
Licensed copyrights consist of professionally-produced content such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by the Company in accordance with the conditions of the license agreement and the content is available for its first showing on the Company’s websites. Licensed copyrights are presented on the condensed consolidated balance sheet
s
as current and
non-current
based on estimated time of usage.
The Company’s licensed copyrights include the right to broadcast and in some instances, the right to sublicense. The broadcasting right, refers to the right to broadcast the content on its own websites and the sublicensing right, refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated by each right over its economic useful lives.
For the right to broadcast the contents on its own websites that generates online advertising and membership services revenues, the content costs are amortized using an accelerated method based on historical and estimated viewership consumption patterns over the shorter of each content’s contractual period or economic useful lives within four years, beginning with the month of first availability. Estimates of future viewership consumption patterns and economic useful lives for licensed copyrights are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization pattern are accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250 (“ASC 250”), Accounting Changes and Error Corrections. For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.
Impairment of licensed copyrights and produced contents
Our business model is mainly subscription based, as such the majority of the Group’s content assets (licensed copyrights and produced contents) are predominantly monetized with other films and license agreements, whereas a smaller portion of the Company’s content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on our Mainland China platform are largely independent of the cash flows of other content launched on our overseas platform, the Company identifies two separate film groups. The Company reviews its film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change technological, regulatory, legal, economic, or social factors, a change in the predominant monetization strategy of a film that is currently monetized on its own, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major distributor, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or a decrease in the amount of ultimate revenue expected to be recognized
.

When such events or changes in circumstances are identified, the Company assesses whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. The Company mainly uses an income approach to determine the fair value of an individual content or film group, for which the most significant inputs include the forecasted future revenues, useful lives of individual contents (or licensed copyrights and produced content included in a film group) and discount rate. An impairment loss attributable to a film group is allocated to individual licensed copyrights and produced contents within the film group on a pro rata basis using the relative carrying values of those assets as the Company cannot estimate the fair value of individual contents in the film group without undue cost and effort. As the outbreak of COVID-19 resulted in a downward adjustment to forecasted revenues for the Mainland China film group, the fair value of the Mainland China film group was less than its corresponding carrying value as of March 31, 2020 and resulted in the Company recognizing an impairment charge for the six months ended June 30, 2020 of

RMB
390
million (US$
55
million) related to licensed copyrights and RMB
210
million (US$
30
million) related to produced content, respectively.
Impact of
COVID-19
During the six months ended June 30, 2020,

the Company’s operations has been significantly affected by the

COVID-19
pandemic. The Company’s online marketing revenues declined compared to the prior period mainly due to weakness in online advertising demand as its customers in certain industries are negatively impacted by COVID-19. The Company has also provided additional allowance for credit losses for accounts receivable and contract assets, recognized impairment charges on its long-term investments and content assets, and recorded loss from equity method investments in the six months ended June 30, 2020, due to the impact of

COVID-19

and other factors. In addition, increased market volatility has contributed to larger fluctuations in the valuation of the Company’ equity investments.
There are still significant uncertainties of

COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of

COVID-19
,
possibility of a second wave in China and other countries, the development of the vaccine and other medical treatment, the actions taken by government authorities to contain the outbreak, and government stimulus measures, almost all of which are beyond the Company’ control. As a result, certain of the Company’s estimates and assumptions, including the allowance for credit losses, the valuation of non-marketable equity securities, and fair value of financial assets, content assets or long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.
Recently issued but not yet adopted accounting pronouncements
In August 2020, the FASB issued ASU
No. 2020-06,
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
(“ASU
2020-06”),
which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU
2020-06
simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU
2020-06
also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU
2020-06
enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share
(EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted
method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently in the process of evaluating the impact of adopting ASU
2020-06
on its consolidated financial statements and related disclosure.

3. BUSINESS COMBINATION
During the
six-month
period ended June 30, 2020, the Company completed

several
business combinations, to complement its existing businesses and achieve synergies. The acquired entities individually and in aggregate were insignificant. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition dates.

	RMB	US$
	(In millions)
Purchase consideration	816	115

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	576	81
Intangible assets, net	501	71
Deferred tax liabilities	(86)	(12)
Pre-existing interests	(579)	(82)
Noncontrolling interests	(113)	(16)
Goodwill	517	73

	816	115

Goodwill, which is
non-deductible
for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions.
Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented, because the effects of these business combinations, both individually and in aggregate, were not significant to the Company’s consolidated results of operations.
4. INVESTMENTS
Short-term Investments
As of June 30, 2020, the Company’s short-term investments comprised of only debt securities. Short-term held-to-maturity
securities were mainly deposits in commercial banks with maturities of less than one year for which
the Company has the positive intent and ability to hold those securities to maturity. The short-term available-for-sale
securities include wealth management products issued by commercial banks and other financial institutions.
During the
six-month
periods ended June 30, 2019 and 2020, the Company recorded interest income from its short-term investments of RMB1.8 billion and RMB2.5 billion (US$351 million), in the condensed
consolidated statements of comprehensive income, respectively.
Short-term investments classification as of December 31, 2019 and June 30, 2020 were shown as below:

	As of December 31, 2019
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value

	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Held-to-maturity debt investments	107,287	367	—	—	—	107,654
Available-for-sale debt investments	5,440	—	—	197	—	5,637

	As of June 30, 2020
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
	(unaudited)
Held-to-maturity debt investments	125,022	1,049	—	—	—	126,071	17,844
Available-for-sale debt investments	7,138	—	—	14	—	7,152	1,012
Long-term Investments
Equity investments at fair value with readily determinable fair value
Equity investments at fair value with readily determinable fair value represent investments in the equity securities of publicly listed companies, for which the Company does not have significant influence.
Equity investments at fair value without readily determinable fair value
In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Impairment charges recognized on equity investments measured at fair value using the measurement alternative was RMB527 million and RMB2.3 billion (US$327 million) for the six-month
periods ended June 30, 2019 and 2020, respectively.
The total carrying value of equity investments measured at fair value using the measurement alternative held as of December 31, 2019 and June 30, 2020 were as follows:

	As of December 31, 2019	As of June 31, 2020	As of June 31, 2020
	RMB	RMB	US$
	(In millions)
		(unaudited)
Initial cost basis	21,211	21,911	3,101
Cumulative unrealized gains	5,636	6,884	974
Cumulative unrealized losses (including impairment)	(2,161)	(4,272)	(605)

Total carrying value	24,686	24,523	3,470

Total unrealized and realized gains and losses of equity securities without readily determinable fair values for the six-month
periods ended June 30, 2019 and 2020 were as follows:

	For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
	(In millions)
	(unaudited)
Gross unrealized gains	1,157	1,340	190
Gross unrealized losses (including impairment) (i) (ii)	(527)	(2,689)	(381)

Net unrealized gains (losses) on equity securities held	630	(1,349)	(191)
Net realized gains on equity securities sold	222	252	36

Total net gains (losses) recognized in others, net	852	(1,097)	(155)

(i)	Gross unrealized losses (downward adjustments excluding impairment) were nil and RMB100 million (US$14 million) for the six-month periods ended June 30, 2019 and 2020, respectively.
(ii)
Including
re-measurement
losses of nil and RMB278 million (US$39 million) relating to previously held equity interest in business combination achieved in stages for the six-month
periods ended June 30, 2019 and 2020, respectively.

Equity method investments
The carrying amounts of the Company’s equity method investments were RMB27.1 billion and RMB25.7 billion (US$3.6 billion) as of December 31, 2019 and June 30, 2020, respectively. For the
six-month
periods ended June 30, 2019 and 2020, the impairment recognized for equity method investments were nil and RMB150 million (US$21 million), respectively.
Investment accounted for at fair value
Long-term equity investments in unlisted companies held by consolidated investment companies are accounted for at fair value in accordance with ASC
946-320.
These investments are carried at fair value with realized or unrealized gains and losses recorded in “Others, net” in the condensed
consolidated statements of comprehensive income.
The methodology used in the determination of fair values for held-to-maturity
debt investments,
available-for-sale
debt investments, equity investments with readily determinable fair values and other investment securities accounted for at fair value were disclosed in Note
7
.
Long-term investments classification, excluding equity method investments and equity investments at fair value without readily determinable fair value, as of December 31, 2019 and June 30, 2020 were shown as below:

	As of December 31, 2019
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Equity investments at fair value with readily determinable fair value	11,769	—	—	2,195	(2,630)	11,334
Available-for-sale debt investments	3,913	—	—	138	(81)	3,970
Investments accounted for at fair value	1,309	—	—	597	(87)	1,819
Long-term held-to-maturity investments	496	—	(5)	—	—	491

	As of June 30, 2020
	Cost or Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In millions)
	(unaudited)
Equity investments at fair value with readily determinable fair value	12,346	—	—	3,632	(3,509)	12,469	1,765
Available-for-sale debt investments	3,528	—	—	186	(113)	3,601	510
Investments accounted for at fair value	1,430	—	—	554	(153)	1,831	259
Long-term held-to-maturity investments	502	11	—	—	—	513	73
Available-for-sale
debt investments are convertible debt instruments issued by private companies and investment in preferred shares that is redeemable at the Company’s option, which are measured at fair value. Investment in preferred shares that are redeemable at the Company’s option have no contractual maturity date.
The following table summarizes the estimated fair value of
available-for-sale
debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,	As of June 30,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
		(unaudited)
Due in 1 year	505	—	—
Due in 1 year through 5 years	10	1,550	220
Due in 5 years through 10 years	1,486	—	—
Not due at a single maturity date	1,969	2,051	290

Total	3,970	3,601	510

5. LICENSED COPYRIGHTS, NET

	As of December 31, 2019
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB
	(In millions)
Licensed copyrights
—Broadcasting rights	32,038	(24,501)	(25)	7,512
—Sublicensing rights	4,633	(4,633)	—	—
	36,671	(29,134)	(25)	7,512
Less: current portion:
—Broadcasting rights	11,752	(10,502)	(25)	1,225
—Sublicensing rights	4,633	(4,633)	—	—
	16,385	(15,135)	(25)	1,225
Licensed copyrights—non current
—Broadcasting rights	20,286	(13,999)	—	6,287
—Sublicensing rights	—	—	—	—
	20,286	(13,999)	—	6,287

	As of June 30, 2020
	Gross carrying value	Accumulated amortization	Impairment amount	Net carrying value
	RMB	RMB	RMB	RMB	US$
	(In millions)
	(unaudited)
Licensed copyrights
—Broadcasting rights	35,013	(27,891)	(377)	6,745	955
—Sublicensing rights	5,597	(5,415)	—	182	26
	40,610	(33,306)	(377)	6,927	981
Less: current portion:
—Broadcasting rights	11,394	(10,343)	(49)	1,002	142
—Sublicensing rights	5,597	(5,415)	—	182	26
	16,991	(15,758)	(49)	1,184	168
Licensed copyrights—non current
—Broadcasting rights	23,619	(17,548)	(328)	5,743	813
—Sublicensing rights	—	—	—	—	—
	23,619	(17,548)	(328)	5,743	813
Amortization expense of RMB5,569 million and RMB6,380 million (US$903 million) for the six months ended June 30, 2019 and 2020, respectively, was recognized as cost o
f
revenues. Estimated amortization expense relating to the existing licensed copyrights for each of the next three years is as follows:

	RMB	US$
	(In millions)
	(unaudited)
Six months ended December 31, 2020	2,375	336
Between 1 and 2 years	1,924	272
Between 2 and 3 years	924	131
Between 3 and 4 years	555	79

6. CHANGES IN EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS

	Attributable to Baidu, Inc.
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Noncontrolling interests	Total shareholders’ equity	Redeemable noncontrolling interests
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Balances at December 31, 2018	34,934,946	—	33,441	129,246	210	12,139	175,036	716
Net income (loss)	—	—	—	2,085	—	(1,360)	725	—
Other comprehensive income (loss)	—	—	—	—	26	(17)	9	—
Business combinations	—	—	—	—	—	125	125	182
Issuance of shares by the Company’s subsidiaries to noncontrolling interests	—	—	(16)	—	—	239	223	—
Exercise of share-based awards	178,264	—	10		—	—	10	—
Share-based compensation	—	—	2,523	—	—	245	2,768	—
Repurchase and retirement of ordinary shares	(259,142)	—	—	(1,999)	—	—	(1,999)	—
Dividends paid and payable by the Company’s subsidiaries	—	—	—	—	—	(10)	(10)	—
Disposal of subsidiaries’ shares	—	—	—	—	—	(2)	(2)	—
Accretion of redeemable noncontrolling interests	—	—	—	(35)	—	(16)	(51)	51
Equity component of convertible senior notes, net of issuance costs	—	—	559	—	—	429	988	—
Purchase of capped call	—	—	(321)	—	—	(246)	(567)	—

Balances at Jun e 30, 2019 (unaudited)	34,854,068	—	36,196	129,297	236	11,526	177,255	949

	Attributable to Baidu, Inc.
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ equity	Redeemable noncontrolling interests
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(In millions)
Balances at December 31, 2019	34,582,875	—	38,714	126,268	(1,383)	8,107	171,706	1,109
Cumulative effect of accounting change	—	—	—	(314)	—	(43)	(357)	—
Net income (loss)	—	—	—	3,620	—	(2,510)	1,110	—
Other comprehensive (loss) income	—	—	—	—	(257)	84	(173)	—
Business combinations	—	—	—	—	—	113	113	—
Issuance of shares by the Company’s subsidiaries to noncontrolling interest	—	—	36	—	—	75	111	—
Exercise of share-based awards	209,780	—	2	—	—	—	2	—
Share-based compensation	—	—	3,019	—	—	309	3,328	—
Dividends paid and payable by a subsidiary	—	—	—	—	—	(23)	(23)	—
Accretion of redeemable noncontrolling interests	—	—	—	(46)	—	(18)	(64)	64
Others	—	—	(20)	—	—	20	—	—
Repurchase and retirement of ordinary shares	(685,091)	—	—	(5,130)	—	—	(5,130)	—

Balances at June 30, 2020 (unaudited)	34,107,564	—	41,751	124,398	(1,640)	6,114	170,623	1,173

Balances at June 30, 2020, in US$ (unaudited)	—	—	5,909	17,607	(232)	865	24,149	166

On May 16, 2019, the Company announced a share repurchase program under which the Company proposed to acquire up to an aggregate of US$1.0 billion of its ordinary shares, effective until July 1, 2020 in the open market or through privately negotiated transactions, depending on market conditions and in accordance with applicable rules and regulations.
On May 13, 2020, the Company announced a share repurchase program

(“2020 share repurchase program”)
under which the Company proposed to acquire up to an aggregate of US$1.0 billion of its ordinary shares, effective until July 1, 2021 in the open market or through privately negotiated transactions, depending on market conditions and in accordance with applicable rules and regulations.
 In August, 2020, the board of directors approved a change to the 2020 share repurchase program, increasing the repurchase authorization from US$1 billion to US$3 billion, which is effective through December 31,2022.
The Company repurchased 259,142 and 685,091 Class A ordinary shares from the open market with an aggregate purchase price of US$291 and US$725 million during the six-month
period
s
ended June 30, 2019 and June 30, 2020, respectively. The repurchased shares were cancelled under Cayman Islands law upon repurchase and the difference between the par value and the repurchase price was debited to retained earnings.

7. FAIR VALUE MEASUREMENTS
ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3—Unobservable inputs which are supported by little or no market activity.
ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis
In accordance with ASC 820, the Company measures equity investments with readily determinable fair value, investments accounted for at fair value, available-for-sale
debt investments and derivatives instruments at fair value on a recurring basis. The fair value of time deposits are determined based on the prevailing interest rates in the market. The fair values of the Company’s held-to-maturity
debt investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair value of the Company’s short-term available-for-sale
debt investments are measured using the income approach, based on quoted market interest rates of a similar instrument and other significant inputs derived from or corroborated by observable market data. The fair values of the Company’s equity investments in the equity securities of publicly listed companies are measured using quoted market prices. The fair value of derivative instruments of interest rate swaps are based on broker quotes. The fair value of financial liability is based on quoted market price of a similar asset to the underlying assets. Investments accounted for at fair value are equity investments in unlisted companies held by consolidated investment companies, these investments and long-term available-for-sale
debt investments do not have readily determinable market value, which were categorized as Level 3 in the fair value hierarchy. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies.
The fair value of the Company’s notes payable are extracted directly from their quoted market prices. The fair value of the convertible senior notes are based on broker quotes. The Company carries the convertible senior notes at face value less unamortized debt discount and issuance costs on the condensed
consolidated balance sheets, and presents the fair value for disclosure purposes only. For further information on the convertible senior notes see Note 1
2
.

		Fair value measurement or disclosure at December 31, 2019 using
	Total fair value at December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
		(In millions)
Fair value disclosure
Cash equivalents
Time deposits	10,848		10,848
Money market fund	1,719	1,719
Short-term investments
Held-to-maturity debt investments	107,654		107,654
Long-term investments:
Held-to-maturity debt investment	491		491
Long-term notes payable	45,282		45,282
Convertible senior notes	14,142		14,142
Fair value measurements on a recurring basis
Short-term investments
Available-for-sale debt investments	5,637		5,637
Long-term investments
Equity investments at fair value with readily determinable fair value	11,334	11,334
Investments accounted for at fair value	1,819			1,819
Available-for-sale debt investments	3,970			3,970
Other non-current assets
Derivative instruments	24		24

Total assets measured at fair value	22,784	11,334	5,661	5,789

Accounts payable and accrued liabilities
Derivative instruments	125			125
Amounts due to related parties, current
Financial liability	401		401

Total liabilities measured at fair value	526	—	401	125

Assets and liabilities measured at fair value on a recurring basis or disclosed at fair value are summarized below:

			Fair value measurement or disclosure at June 30, 2020 using
	Total fair value at June 30, 2020		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	USD	RMB	RMB	RMB
	(In millions)
	(unaudited)
Fair value disclosure
Cash equivalents
Time deposits	5,465	774		5,465
Money market funds	1,062	150	1,062
Short-term investments
Held-to-maturity debt investments	126,071	17,844		126,071
Long-term investments
Held-to-maturity debt investments	513	73		513
Long-term notes payable	49,241	6,970		49,241
Convertible senior notes	14,243	2,016		14,243
Fair value measurement on a recurring basis
Short-term investments
Available-for-sale debt investments	7,152	1,012		7,152
Long-term investments:
Equity investments at fair value with readily determinable fair value	12,469	1,765	12,469
Investment accounted for at fair value	1,831	259			1,831
Available-for-sale debt investments	3,601	510			3,601

Total assets measured at fair value	25,053	3,546	12,469	7,152	5,432

Amounts due to related parties, current
Financial liability	344	49		344
Other non-current liabilities
Derivative instruments	85	12		85

Total liabilities measured at fair value	429	61		429

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:
Investment accounted for at fair value:

Amounts
RMB
(In millions)
(unaudited)
Balance at December 31, 2019	1,819
Additions	129
Disposals	(14)
Net unrealized fair value decrease recognized in earning	(110)
Foreign currency translation adjustments	7

Balance at June 30, 2020	1,831

Balance at June 30, 2020, in US$	259

Available-for-sale
debt investments:

Amounts
RMB
(In millions)
(unaudited)
Balance at December 31, 2019	3,970
Additions	5
Disposal	(500)
Reclassification	67
Net unrealized fair value increase recognized in other comprehensive income	18
Accrued interest	32
Foreign currency translation adjustments	9

Balance at June 30, 2020	3,601

Balance at June 30, 2020, in US$	510

Assets measured at fair value on a
non-recurring
basis
The Company measures
non-financial
assets such as certain equity investments on a nonrecurring basis when impairment charges are recognized due to declining financial performances and changes in business circumstances of these investees. The Company’s non-financial
long-lived assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.
The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these non-financial
assets. Inputs used in these methodologies primarily included future cash flows, discount rate and expected volatility. The fair values of the Company’s equity method investments in publicly listed companies are measured using quoted market prices.
For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured
to fair value (Note 4). The
non-recurring
fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring
fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.

The following table summarizes our assets held as of December 31, 2019 and June 30, 2020 for which a non-recurring
fair value measurement was recorded during the year ended December 31, 2019 and period ended June 30, 2020:

	Total fair value		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value adjustment		Impairment
	RMB	US$	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In millions)
Fair value measurements on a non-recurring basis
For the year ended December 31, 2019
Long-term investments	22,778	—	14,105	358	8,315	(230)	—	(9,989)	—
Intangible assets	76	—	—	—	76	—	—	(406)	—
For the six months ended June 30, 2020 (unaudited)
Long-term investments (i)	10,120	1,432	—	—	10,120	1,302	184	(2,460)	(348)
Intangible assets	62	9	—	—	62	—	—	(335)	(47)

(i)
The Company recognized impairment charges of long-term investments during the three months ended March 31, 2020 and June 30, 2020, due to the outbreak of COVID-19 resulting declined financial performances and changes in business circumstances of theses investees.

8. SHARE-BASED COMPENSATION EXPENSES
Total share-based compensation expenses recognized for the
six-month
periods ended June 30, 2019 and 2020 have been reported as follows:

	For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
	(In millions)
	(unaudited)
Cost of revenues	165	189	27
Selling, general and administrative	1,019	1,014	144
Research and development	1,648	2,133	302

	2,832	3,336	473

9. FIXED ASSETS
Fixed assets and the related accumulated depreciation and impairment as of December 31, 2019 and June 30, 2020 are as follows:

	As of December 31, 2019	As of June 30, 2020	As of June 30, 2020
	RMB	RMB	US$
	(In millions)
		(unaudited)
Computer equipment	29,592	30,136	4,265
Office building	4,628	4,604	652
Office building related facility machinery and equipment	2,317	2,318	328
Vehicles	203	206	29
Office equipment	944	973	138
Leasehold improvements	391	379	54
Construction in progress	313	664	94

	38,388	39,280	5,560
Accumulated depreciation and impairment	(20,077)	(22,386)	(3,169)

	18,311	16,894	2,391

10. LOANS PAYABLE
Short-term Loans
Short-term loans as of December 31, 2019 and June 30, 2020 were secured loans borrowed by iQIYI, and amounted to RMB2.6 billion and RMB3.6 billion (US$512 million), respectively, which consisted of RMB denominated borrowings from financial institutions in the PRC and were repayable within one year.
The repayments of all short-term loans are guaranteed by subsidiaries of iQIYI and either collateralized by an office building of one of iQIYI’s VIEs with a carrying amount of RMB555 million (US$79 million) as of June 30, 2020 or collateralized by restricted cash balances totaling RMB979 million (US$139 million) as of June 30, 2020.
As of December 31, 2019 and June 30, 2020, the weighted average interest rates for the outstanding borrowings were 4.05% and 3.97%, respectively, and the aggregate amounts of unused lines of credit for short-term loans were RMB1.6 billion and RMB1.8 billion (US$252 million), respectively.
Long-term Loans
Baidu
In June 2016, the Company entered into a five-year term and revolving facility agreement with a group of 21 syndicated bankers, pursuant to which the Company is entitled to borrow an unsecured US$ denominated floating rate loan of US$1.0 billion with a term of five years and to borrow an unsecured US$ denominated revolving loan of US$1.0 billion for five years. The facility was priced at 110 basis points over LIBOR and is intended for the general working capital of the Company. In June 2016, the Company drew down two tranches of US$250 million each under the facility commitment. In November 2016, the Company drew down two tranches of US$250 million each under the facility commitment. In connection with the facility agreements, the Company entered into four interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 2.11%, 2.10%, 2.78% and 2.78% respectively, during the respective term of the loans.
The interest rate swap agreements met the definition of a derivative in accordance with ASC Topic 815,
Derivatives and Hedging
(“ASC 815”) and the derivatives related to the interest rate swap agreements are accounted at fair value.
iQIYI
In 2017, iQIYI entered into a three-year loan agreement with Bank of China (Shanghai Branch), pursuant to which the Company is entitled to borrow a secured RMB denominated loan of RMB299 million for the general working capital of iQIYI. In 2017, iQIYI drew down RMB299 million with an interest rate of 4.47%, pursuant to the agreement, the principal shall be repaid by installments from September 2017 to April 2020.

As of December 31, 2019, the repayment of the loan is guaranteed by subsidiaries of iQIYI and collateralized by an office building of one of iQIYI’s VIEs with a carrying amount of RMB562 million.
The total outstanding borrowings were repaid when it became due.
In September 2019, iQIYI entered into a
two-year
loan agreement with JPMorgan Chase Bank, N.A., pursuant to which iQIYI is entitled to borrow a secured RMB denominated loan of RMB800 million for the general working capital of iQIYI. In 2019, iQIYI drew down RMB448 million with an interest rate of 3.55%, pursuant to the agreement, the principal shall be repaid by installments from 2019 to 2021. As of December 31, 2019 and June 30, 2020, the repayment of the loan is collateralized by long-term held-to-maturity
debt securities with a stated cost of RMB494 million and RMB502 million (US$71 million), respectively. Principal repayments were made on the loan when they became due and amounted to RMB nil and RMB13

m
illion
(US$2

m
illion
) for the six month
 periods
 ended June 30, 2019 and 2020, respectively. As of June 30, 2020, the total outstanding borrowings were RMB432 million (US$61 million), among which RMB28 million (US$4 million) was repayable within one year and were included in “Long-term loans, current portion” balance.
In December 2018, certain supplier invoices selected by iQIYI of RMB525 million were factored to a financial institution (“the
 2018
factored receivables”) at a discount. These supplier invoices were recorded as accounts payables in the Company’s consolidated balance sheet. The factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the factored receivables. The debt securities were issued to third party investors for the gross proceeds of RMB446 million, with maturities in December 2019 and December 2020. The proceeds raised from issuance of the asset-backed debt securities were used by the financial institution to factor the supplier invoices. At the same time, the credit terms of the iQIYI’s corresponding trade payables were extended to mirror the maturity of the asset-backed debt securities. The securitization vehicle was consolidated because iQIYI was determined to be the primary beneficiary, and the effective interest rate was 7.00%.

In November 2019, certain supplier invoices selected by iQIYI of RMB587 million were factored to a financial institution (the “2019 factored receivables”) at a discount. These supplier invoices were recorded as accounts payables in the Company’s consolidated balance sheets. The 2019 factored receivables were further transferred to a securitization vehicle, whereby debt securities securitized by the 2019 factored receivables. The debt securities were issued to third party investors for the gross proceeds of RMB500 million and mature in November 2021. The proceeds raised from the issuance of the asset-backed debt securities were used by the financial institutions to factor the supplier invoices. At the same time, the credit terms of iQIYI’s corresponding trade payables were extended to mirror the maturity of the asset-backed debt securities, and the effective interest rate was 5.97%.
As of December 31, 2019 and June 30, 2020, the outstanding borrowings from asset-backed debt securities were RMB898 million and RMB922 million (US$130 million). RMB75 million of 2018 asset-backed debt securities was repaid when it became due in December 2019. RMB438 million (US$62 million) of asset-backed debt securities is repayable within one year and are included in “Long-term loans, current portion” and the remaining balance of RMB484 million (US$68 million) of 2019 asset-backed debt securities is included in non-current
“Long-term loans” on the

condensed
consolidated balance sheets.
11. NOTES PAYABLE
Baidu, Inc.
The Company issued and publicly sold unsecured senior notes, the details of each tranche are shown as below:

	Issue date	Principal amount (US$ million)	Mature date	Effective interest rate
2022 Ten-year Notes	November 28, 2012	750	November 28, 2022	3.59%
2019 Notes	June 9, 2014	1,000	June 9, 2019	3.00	% (i)
2020 Notes	June 30, 2015	750	June 30, 2020	3.13	% (i)
2025 Ten-year Notes	June 30, 2015	500	June 30, 2025	4.22%
2022 Five-year Notes	July 6, 2017	900	July 6, 2022	3.08%
2027 Notes	July 6, 2017	600	July 6, 2027	3.73%
2023 Notes	March 29, 2018	1,000	September 29, 2023	3.99%
2028 March Notes	March 29, 2018	500	March 29, 2028	4.50%
2024 Notes	November 14, 2018	850	May 14, 2024	4.51%/4.54%
2028 November Notes	November 14, 2018	400	November 14, 2028	4.99%
2025 Five-year Notes	April 7, 2020	600	April 7, 2025	3.22%
2030 Notes	April 7, 2020	400	April 7, 2030	3.54%

(i)	The 2019 Notes and 2020 Notes were fully repaid when they became due.
The 2022
Ten-year
Notes, 2019 Notes, 2020 Notes, 2025
Ten-year
Notes, 2022 Five-year Notes, 2027 Notes, 2023 Notes, 2028 March Notes, 2024 Notes, 2028 November Notes, 2025 Five-year Notes and 2030 Notes are collectively referred to as the “Notes.”
The 2022
Ten-year
Notes bear interest at the rate of 3.500% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on May 28, 2013.
The 2019 Notes bear interest at the rate of 2.750% per annum. Interest is payable semi-annually in arrears on and of each year, beginning on December 9, 2014.
The 2020 Notes bear interest at the rate of 3.000% per annum and the 2025
Ten-year
Notes bear interest at the rate of 4.125% per annum. Interests are payable semi-annually in arrears on and of each year, beginning on December 30, 2015.
The 2022 Five-year Notes bear interest at the rate of 2.875% per annum and the 2027 Notes bear interest at the rate of 3.625% per annum. Interest are payable semi-annually in arrears on and of each year, beginning on January 6, 2018.
The 2023 Notes bear interest at the rate of 3.875% per annum and the 2028 March Notes bear interest at the rate of 4.375% per annum. Interest are payable semi-annually in arrears on and of each year, beginning on September 29, 2018.

The 2024 Notes, including US$600 million issued in November and US$250 million in December 2018, respectively, bear interest at the rate of 4.375% per annum and the 2028 November Notes bear interest at the rate of 4.875% per annum. Interest are payable semi-annually in arrears on and of each year, beginning on May 14, 2019.
The 2025 Five-year Notes bear interest at the rate of 3.075% per annum and the 2030 Notes bear interest at the rate of 3.425% per annum. Interest are payable semi-annually in arrears on and of each year, beginning on October 7, 2020.
At maturity, the Notes are payable at their principal amount plus accrued and unpaid interest thereon.
The Notes do not contain any financial covenants or other significant restrictions. In addition, the Notes are unsecured and rank lower than any secured obligation of the Group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. The Company may, at its discretion, redeem all or any portion of the Notes at any time, at the greater of the principal amount and the make whole amount plus accrued and unpaid interest. In addition, for 2023 Notes, 2028 March Notes, 2024 Notes, 2028 November Notes, 2025 Five-year Notes and 2030 Notes, the Company may at its discretion, redeem all or any portion of the Notes at one or three months before the maturity date of respective notes, at a price equal to the greater of 100% of the principal amount of such Notes plus accrued and unpaid interest, if any, to (but not including) the redemption date. As of June 30, 2020, the Company does not intend to redeem any portion of the Notes prior to the stated maturity dates. For certain Notes, the Company has the obligation to redeem the Notes if a change in control occurs as defined in the indenture of the Notes.
The unpaid Notes were issued at a discount amounting to US$20 million. The total issuance costs of US$31 million were presented as a direct deduction from the principal amount of the Notes on the condensed
consolidated balance sheets. Both the discount and the issuance costs are amortized as interest expense using the effective interest rate method through the maturity dates of the Notes.
The principal amount and unamortized discount and debt issuance costs as of December 31, 2019 and June 30, 2020 are as follows:

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
	(In millions)
		(unaudited)
Principal amount	43,519	45,923	6,500
Unamortized discount and debt issuance cost	(210)	(242)	(34)

	43,309	45,681	6,466

12. CONVERTIBLE SENIOR NOTES
iQIYI 2023 Convertible Notes
In December 2018, iQIYI issued US$750 million convertible senior notes due 2023 (“iQIYI 2023 Convertible Notes”). The iQIYI 2023 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 3.75% per annum with a maturity date of December 1, 2023, unless previously repurchased, redeemed or converted prior to such date. The initial conversion rate of the iQIYI 2023 Convertible Notes is 37.1830 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2023 Convertible Notes. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
Concurrently with the issuance of the iQIYI 2023 Convertible Notes, iQIYI purchased capped call options on iQIYI’s ADS with certain counterparties at a price of US$68 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2023 Convertible Notes and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transaction. The cost of the capped call was recorded as a reduction of the Company’s additional paid-in
capital and
non-controlling
interests on the

condensed
consolidated balance sheets with no subsequent changes in fair value be recorded.

As the conversion option may be settled entirely or partially in cash at iQIYI’s option, the Company separated the iQIYI 2023 Convertible Notes into liability and equity components in accordance with ASC
470-20,
Debt with Conversion and Other Options
. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in
capital. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts bifurcated based on gross proceeds from the iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2023 Convertible Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 7.04% to accrete the discounted carrying value of the iQIYI 2023 Convertible Notes to its face value on December 1, 2021, the put date of the iQIYI 2023 Convertible Notes. The holders may require iQIYI to repurchase all or portion of the iQIYI 2023 Convertible Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
iQIYI 2025 Convertible Notes
In March 2019, iQIYI issued US$1.2 billion convertible senior notes due 2025 (“iQIYI 2025 Convertible Notes”). The iQIYI 2025 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 2.00% per annum with a maturity date of April 1, 2025, unless previously repurchased, redeemed or converted prior to such date. The initial conversion rate of the iQIYI 2025 Convertible Notes is 33.0003 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2025 Convertible Notes. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.
Concurrently with the issuance of the iQIYI 2025 Convertible Notes, iQIYI purchased call options on iQIYI’s ADS with certain counterparties at a price of US$85 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2025 Convertible Notes and the cap price is US$40.02 per ADS, subject to certain adjustments under the terms of the capped call transaction. The cost of the capped call was recorded as a reduction of the Company’s additional paid-in
capital and
non-controlling
interests on the

condensed
consolidated balance sheets with no subsequent changes in fair value be recorded.
The accounting of iQIYI 2025 Convertible Notes is similar to that of iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2025 Convertible Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 6.01% to accrete the discounted carrying value of the iQIYI 2025 Convertible Notes to its face value on April 1, 2023, the put date of the Notes. The holders may require iQIYI to repurchase all or portion of the iQIYI 2025 Convertible Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
The iQIYI 2023 Convertible Notes and the iQIYI 2025 Convertible Notes are collectively referred to the Convertible Notes. As of December 31, 2019 and June 30, 2020, the principal amount of the liability component of the Convertible Notes were RMB13.6 billion and RMB13.8 billion (US$2.0 billion), unamortized debt discount were RMB1.3 billion and RMB1.1 billion (US$153 million), and the net carrying amount of the liability component were RMB12.3 billion and RMB12.7 billion (US$1.8 billion), respectively. The carrying amount of the equity component of the

Convertible
Notes were RMB1.3 billion and RMB1.3 billion (US$191 million), respectively. For the six month periods
 ended June 30, 2019 and 2020, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the liability component were RMB274 million and RMB399 million (US$56 million), respectively. As of June 30, 2020, the liability component of the iQIYI 2023 Convertible Notes and the iQIYI 2025 Convertible Notes will be accreted up to the principal amount of US$750 million and US$1.2 billion over a remaining period of 1.42 years and 2.75 years, respectively.
The aggregate scheduled maturities of RMB5.2 billion (US$750 million) and RMB8.4 billion (US$1.2 billion) of the Convertible Notes will be repaid when they become due in 2023 and 2025, respectively, assuming no conversion or redemption of the Convertible Notes prior to maturity, all convertible note holders hold the Convertible Notes to maturity and iQIYI elects to pay the amounts owed in cash.
13. LEASES
Leases are classified as operating lease and finance lease in accordance with ASC 842. The Company’s operating leases mainly related to land, offices facilities, IDC facilities and vehicles. For leases with terms greater than 12 months, the Company records the related asset and obligation at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options that are factored into the Company’s determination of lease payments when appropriate. The balance of assets under
finance lease
s
was
not significant
as of June 30, 2020.

As of June 30, 2020, the Company’s weighted average remaining lease term was 6.3 years and weighted average discount rate was 4.52%.
Operating lease
cost
and supplemental cash flow information related to operating leases were as follows:

	For the six months ended June 30, 2019	For the six months ended June 30, 2020
	RMB	RMB	US$
	(In millions)
		(unaudited)
Operating lease cost (i)	1,256	1,393	197
Cash payments for operating leases	1,040	1,411	200
ROU assets obtained in exchange for operating lease liabilities	2,017	1,204	170

(i)	Excluding cost of short-term contracts.
Operating lease cost are recorded as cost of revenue, selling, general and administrative expenses and research and development expenses based on the nature of leased assets. Short-term lease cost for the six-month
period
s
ended June 30, 2019 and 2020 were RMB226 million and RMB225 million (US$32 million), respectively. Variable lease cost was immaterial for the six-month
period
s
ended June 30,
 2019 and
2020.
Future lease payments under operating leases as of June 30, 2020 were as follows:

	Operating leases
	RMB	US$
	(In millions)
	(unaudited)
Period ending June 30,
2021	2,447	346
2022	1,723	244
2023	1,290	183
2024	970	137
2025	452	64
Thereafter	653	92

Total future lease payments	7,535	1,066
Less: Imputed interest	752	106

Total lease liability balance	6,783	960

14. INCOME TAXES
The Company is incorporated in the Cayman Islands and conducts its primary business operations through subsidiaries and VIEs in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income nor capital gains. Additionally, upon payments of dividends by the Company to its shareholders, neither Cayman Islands nor BVI will impose withholding taxes. Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong corporate income tax rate at 16.5% exempting foreign-derived income, and there are no withholding taxes in Hong Kong on remittance of dividends.
Under the PRC Enterprise Income Tax (“EIT”) Law, which has been effective since January 1, 2008, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments.
The effective tax rates were 49% and 56% for the
six-month
periods ended June 30, 2019 and 2020, respectively. The effective tax rates for the six-month
period ended June 30, 2020 were higher than the PRC statutory EIT rate of 25% mainly due to certain loss position entities not being able to recognize tax benefit from their losses.
As of June 30, 2020, the Company had accrued a cumulative total of RMB1.8 billion (US$268 million) of withholding tax for the potential remittance of earnings from the PRC subsidiaries to their offshore parent companies in the form of dividend distribution, because the Company believes that the underlying dividends will be distributed in the future considering future merger and acquisition activities. The Company did not provide for additional deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries for the six-month
period ended June 30, 2020 on the basis of its intent to permanently reinvest its foreign subsidiaries’ earnings. As of June 30, 2020, the total amount of undistributed earnings from the PRC subsidiaries for which no withholding tax has been accrued was

RMB
147.3
 billion (US$
20.8
billion). Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. Under the PRC tax regulations, dividends from PRC companies to their overseas parents in respect of earnings derived from January 1, 2008 onwards are subject to PRC dividend withholding tax at
10
%. Such rate could be reduced to
5
% should treaty benefits be applicable. In the case of the Company’s VIEs in the PRC, their undistributed earnings were insignificant as of each of the balance sheet dates.
15. RESTRICTED NET ASSETS
Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB40.8 billion and RMB49.5 billion (US$7.0 billion) as of December 31, 2019 and June 30, 2020, respectively.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME
The changes in accumulated other comprehensive income by component, net of tax, are as follows:

	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale investments	Total
	RMB	RMB	RMB
	(In millions)
	(unaudited)
Balance at December 31, 2018	(1,700)	1,910	210

Other comprehensive (loss) income before reclassification	(192)	1,085	893
Amounts reclassified from accumulated other comprehensive income	—	(884)	(884)

Net current-period other comprehensive (loss) income	(192)	201	9
Other comprehensive loss attributable to noncontrolling interests and redeemable noncontrolling interests	17	—	17

Balance at June 30, 2019	(1,875)	2,111	236

Balance at December 31, 2019	(2,584)	1,201	(1,383)

Other comprehensive (loss) income before reclassification	(11)	234	223
Amounts reclassified from accumulated other comprehensive income	—	(396)	(396)

Net current-period other comprehensive loss	(11)	(162)	(173)
Other comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interests	(84)	—	(84)

Balance at June 30, 2020	(2,679)	1,039	(1,640)

Balance at June 30, 2020, in US$	(379)	147	(232)

The amounts reclassified out of accumulated other comprehensive income represent realized foreign currency translation adjustments and gains on the available-for-sale
investments upon their sales, which were then recorded in “Others, net” in the condensed consolidated statements of comprehensive income. The amounts reclassified were determined on the basis of specific identification.
The following table sets forth the tax benefit (expense) allocated to each component of other comprehensive income (loss) for the six month periods ended June 30, 2019 and 2020:

	For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
	(In millions)
	(unaudited)
Unrealized gains on available-for-sale investments
Other comprehensive ( loss ) /income before reclassification	(171)	(40)	(6)
Amounts reclassified from accumulated other comprehensive income	127	63	9

Net current-period other comprehensive (loss) income	(44)	23	3

17. CONTINGENCIES
Litigation
The Group was involved in certain cases pending in various PRC, U.S. and Brazil courts and arbitration as of June 30, 2020. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.
Starting in April 2020, the Group and certain of its officers were named as defendants in putative securities class actions filed in federal court. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in the Group’s public disclosure documents related to Baidu Feed, which they believe did not comply with “PRC laws and regulations in all material respects”. In addition, the Group received a complaint alleging that between April 8, 2016 and August 13, 2020, the Group made material misrepresentations in disclosures filed with the SEC by misrepresenting the financial and business condition of iQIYI and failing to disclose that iQIYI had inadequate controls. Both of those cases remain in preliminary stage, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the unaudited interim condensed consolidated financial statements. As a result, as of June 30, 2020, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.
For many proceedings, the Company is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows. With respect to the limited number of proceedings for which the Company was able to estimate the reasonably possible losses or the range of reasonably possible losses, such loss estimates were insignificant.
18. EARNINGS PER SHARE (“EPS”)
A reconciliation of net income attributable to Baidu, Inc. in the interim condensed consolidated statements of comprehensive income to the numerator for the computation of basic and diluted earnings per share for the six-month
periods ended June 30, 2019 and 2020 is as follows:

	For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
	(In millions)
	(unaudited)
Net income attributable to Baidu, Inc.	2,085	3,620	513
Accretion of the redeemable noncontrolling interests	(35)	(46)	(8)

Numerator for basic EPS computation	2,050	3,574	505
Impact of investees’ diluted earnings per share	(44)	—	—

Numerator for diluted EPS computation	2,006	3,574	505

The following table sets forth the computation of basic and diluted net income attributable to Baidu, Inc. per share for Class A and Class B ordinary shares for the six-month
periods ended June 30, 2019 and 2020:

	For the six months ended
	June 30, 2019		June 30, 2020
	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	US$	RMB	US$
	(In millions, except for number of shares, per share and per ADS data)
	(unaudited)
Earnings per share – basic:
Numerator
Allocation of net income available to ordinary shareholders	1,628	422	2,828	400	746	105
Denominator
Weighted average ordinary shares outstanding	27,780,546	7,201,254	27,282,775	27,282,775	7,194,935	7,194,935

Denominator used for earnings per share	27,780,546	7,201,254	27,282,775	27,282,775	7,194,935	7,194,935
Earnings per share—basic	58.60	58.60	103.66	14.67	103.66	14.67

Earnings per share – diluted:
Numerator
Allocation of net income available to ordinary shareholders	1,594	412	2,831	400	743	105
Reallocation of net income available to ordinary shareholders as a result of conversion of Class B to Class A shares	412	—	743	105	—	—

Allocation of net income available to ordinary shareholders	2,006	412	3,574	505	743	105
Denominator
Weighted average ordinary shares outstanding	27,780,546	7,201,254	27,282,775	27,282,775	7,194,935	7,194,935
Conversion of Class B to Class A ordinary shares	7,201,254	—	7,194,935	7,194,935	—	—
Share-based awards	73,895	—	154,070	154,070	—	—

Denominator used for earnings per share	35,055,695	7,201,254	34,631,780	34,631,780	7,194,935	7,194,935
Earnings per share—diluted	57.22	57.22	103.20	14.61	103.20	14.61

Earnings per ADS:
Denominator used for earnings per ADS—basic	277,805,460		272,827,750	272,827,750
Denominator used for earnings per ADS—diluted	350,556,950		346,317,800	346,317,800
Earnings per ADS—basic	5.86		10.37	1.47

Earnings per ADS—diluted	5.72		10.32	1.46

The Company did not include certain stock options and restricted shares and the effect of convertible senior notes
in the computation of diluted earnings per share for the
six-month
periods ended June 30, 2019 and 2020 because those stock options
,
restricted shares

and convertible senior notes
were anti-dilutive for earnings per share for the respective periods.

19. RELATED PARTY TRANSACTIONS
During the
six-month
periods ended June 30, 2019 and 2020, revenue from related parties mainly
including Trip.com
International

Limited (“Trip”)
,

Duxiaoman (Cayman) Limited (“Du Xiaoman”)

and
Investee
C, which the Company has significant influence,
amounted to RMB1.6 billion and RMB1.4 billion (US$197 million), respectively. These transactions mainly related to online marketing services, cloud services and other services provided
to the Company’s investees. Cost from related parties amounted to RMB1.1 billion and RMB661 million (US$94 million), respectively. These transactions mainly related to costs incurred for
produced content and licensed copyrights, Traffic acquisition and other services provided by the Company’s investees. Other related party transactions were insignificant for each of the periods presented, which included reimbursements to Robin Li’s use of an aircraft beneficially owned by his family member used for the Company’s business purposes.
As of December 31, 2019 and June 30, 2020, amounts due from/due to related parties were as follows:

	As of December 31,	As of June 30,
	2019	2020	2020
	RMB	RMB	US$
	(In millions)
Amounts due from related parties, current:
Trip (i)	96	57	8
Du Xiaoman (ii)	737	839	119
Investee A (iii)	345	346	49
Investee C (iv)	115	179	25
Other related parties (v)	301	216	31

Total	1,594	1,637	232

Amounts due from related parties, non-current:
Du Xiaoman (ii)	3,391	3,395	481
Other related parties (v i )	173	190	26

Total	3,564	3,585	507

Amounts due to related parties, current:
Trip (v i i)	49	80	11
Du Xiaoman (v i ii)	973	964	136
Investee A (i x )	476	527	75
Investee B (x)	249	178	25
Other related parties (x i )	484	1,101	156

Total	2,231	2,850	403

Amounts due to related parties, non-current:
Du Xiaoman (x i i)	3,430	3,480	493
Investee B (x)	410	369	51
Other related parties (x i ii)	6	4	1

Total	3,846	3,853	545

(i)	The balances mainly represent amounts arising from services the Company provided to Trip.
(ii)	The balance represents long-term loans due from Du Xiaoman with interest rates ranging from 0.00% to 0.50% in 2020, and amounts arising from services the Company provided to Du Xiaoman.
(iii)
The balances mainly represent an interest-bearing loan provided to Investee A, which is an equity investee.As of June 30, 2020, the Company was in the process of acquiring the equity interest that it does not currently own for approximately US$224 million. The acquisition transaction closed on July 16, 2020 and Investee A became a subsidiary of the Company.

(iv)	The balances mainly represent amounts arising from services including online marketing services and cloud services the Company provided to Investee C.
(v)	The balances mainly represent amounts arising from services the Company provided to its investees in ordinary course of business .
(vi)	The balance consists of amount due from the Company’s investees in the ordinary course of business .
(vii)	The balances mainly represent amounts arising from services provided by Trip.
(vi i i)
The balance represents amount due to Du Xiaoman arising from services provided by Du Xiaoman to the Company in the ordinary course of business and for other unsettled payments, and loans provided by Du Xiaoman.

( i x )	The balances mainly represent amounts arising from hardware products purchased from Investee A, and an interest-bearing loan provided by the Investee A.
(x)	The balances mainly represent deferred revenue relating to the future services to be provided by the Company to Investee B which is an equity method investment investe e .
(x i )
The
balances mainly represent amounts arising from services including advertising services and purchase of content assets provided by the Company’s investees and amounts payable for acquiring the equity interest of the Company’s investees
.

(x i i)	The balance represents mainly interest-free long-term loans provided by Du Xiaoman maturing at November 13, 2021 and August 24, 2023, respectively.
(xi i i)	The balance represents mainly deferred revenue relating to the future services to be provided by the Company to investees.
20. SEGMENT REPORTING
The operations of the Company are organized into two segments, consisting of Baidu Core and iQIYI. Baidu Core mainly provides online marketing service and new AI initiatives. iQIYI is an online entertainment service provider that, offers original, professionally produced and partner-generated content on its platform.
The Group derives the results of the segments directly from its internal management reporting system. The chief operating decision maker reviews the performance of each segment based on its operating results and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Because substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.
The table below provides a summary of the Group’s operating segment results for the six-month
periods ended June 30, 2019 and 2020.

	For the six months ended June 30, 2019
	Baidu Core	iQIYI	Intersegment eliminations	Consolidated
	RMB	RMB	RMB	RMB
	(In millions)
	(unaudited)
Total revenues	36,990	14,100	(641)	50,449

Operating costs and expenses:
Cost of revenues	17,302	14,258	(605)	30,955
Selling, general and administrative	8,838	2,487	(28)	11,297
Research and development	7,650	1,253	(3)	8,900

Total operating costs and expenses	33,790	17,998	(636)	51,152

Operating income (loss)	3,200	(3,898)	(5)	(703)
Total other income (loss), net	2,353	(215)	—	2,138

Income (loss) before income taxes	5,553	(4,113)	(5)	1,435
Income taxes	697	13	—	710

Net income (loss)	4,856	(4,126)	(5)	725
Less: net income (loss) attributable to noncontrolling interests	(422)	15	(1,797)	(1,360)

Net income (loss) attributable to Baidu	4,434	(4,141)	1,792	2,085

	For the six months ended June 30, 2020
	Baidu Core		iQIYI		Intersegment eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(In millions)
	(unaudited)
Total revenues	34,194	4,839	15,062	2,132	(677)	(96)	48,579	6,875

Operating costs and expenses:
Cost of revenues	13,643	1,931	14,737	2,086	(559)	(79)	27,821	3,938
Selling, general and administrative	5,790	819	2,507	355	(28)	(4)	8,269	1,170
Research and development	7,947	1,124	1,342	190	(7)	(1)	9,282	1,313

Total operating costs and expenses	27,380	3,874	18,586	2,631	(594)	(84)	45,372	6,421

Operating income (loss)	6,814	965	(3,524)	(499)	(83)	(12)	3,207	454
Total other income (loss), net	93	14	(770)	(109)	—	—	(677)	(95)

Income (loss) before income taxes	6,907	979	(4,294)	(608)	(83)	(12)	2,530	359
Income taxes	1,399	198	21	3	—	—	1,420	201

Net income (loss)	5,508	781	(4,315)	(611)	(83)	(12)	1,110	158
Less: net (loss) income attributable to noncontrolling interests	(614)	(86)	2	—	(1,898)	(269)	(2,510)	(355)

Net income (loss) attributable to Baidu	6,122	867	(4,317)	(611)	1,815	257	3,620	513

21. SUBSEQUENT EVENTS
Recently in September 2020,
the
G
roup
 entered into definitive agreements for Series A financing of our smart living business, or Smart Living Group (“SLG”), at a post-money valuation of approximately RMB20 billion (US$2.9 billion), with investors including CPE, Baidu Capital and IDG Capital. SLG operates DuerOS voice assistant and DuerOS-powered smart devices. The transaction is subject to certain closing conditions and is expected to be completed in the fourth quarter of 2020. Upon the completion of the Transaction, the
G
roup

will hold super voting rights in SLG and expect to continue to consolidate the financial results of SLG, as a majority shareholder.